KAYE SCHOLER LLP

Jonathan M. Gottsegen
212 836-7263
Fax 212 836-7223
jgottsegen@kayescholer.com
425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

November 19, 2002

02060348

NOV 19 2002

BY HAND

U.S. Securities & Exchange Com
Division of Corporation Finance
Office of International Corporate
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Reinstatement
File No.: 82-3916

SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's November 13, 2002 press release regarding the Company's 2002 third quarter sales.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Jonathan M. Gottsegen

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

LAGARDERE



Press Release

REVENUE GROWTH FOR LAGARDERE MEDIA REMAINS SOLID
+ 7.3% (on a comparable basis)
as of September 30, 2002.

In an economic environment reflecting an advertising market which is still uncertain, Lagardere Media revenue grew strongly as a result of the quality of its media activities e.g., strong leading positions, solid global presence and a well balanced portfolio of cyclical and non cyclical businesses. In addition, on a comparable basis, all of the operating divisions reported an improvement during the third quarter except for the distribution business which posted a very slight reduction in its growth rate.

Total LAGARDERE SCA consolidated revenue grew by 0.9%.

	Revenue (M€)		Total Variance 02/01	Variance 02/01 on a comparable basis(*)
	09.30.02	*09.30.01*		
. LAGARDERE MEDIA	5 933	*5 592*	6.1%	7.3%
. AUTOMOBILE	683	*862*	(20.8)%	(21.3)%
LAGARDERE excluding EADS	**6 616**	***6 454***	**2.5%**	**3.4%**
. EADS	2 909	*2 987*	(2.6)%	NA
LAGARDERE SCA	**9 525**	***9 441***	**0.9%**	**NA**

(*) excluding changes in group structure and the effect of exchange rates.
NA : Not Available

Excluding changes in group structure, **"Lagardère Media"** sales grew by 6.6%. Excluding as well, the effects of exchange rates, the revenue climbed by 7.3% in the first nine months of 2002 -versus 6.7% in the first half 2002 and 6.2% in the first quarter 2002. On an unadjusted basis, Lagardère Media revenues grew by 6.1%.

- Despite a retail distribution activity that remains effected by the drop-off in airport passenger traffic, Hachette Distribution Services recorded a double-digit growth rate in sales. This performance reflects strong internal growth resulting from significant gains in new concessions, new distribution contracts as well as several new "Virgin megastores" openings since November 2001 (Montpellier, Nice, Toulouse, Nantes, Melun-Sénart, Paris Barbès).
  "*Virgin*" is consolidated since August 1st, 2001.

- The Book division (Hachette Livre), which experienced a strong internal growth rate (above 5%) during the first three quarters of 2001 consolidated this performance and continued to grow revenues. In fact, sales of the Book division, for the third quarter 2002 only and on a comparable basis, increased at a rate greater than 3%.
  Hachette Livre is, in particular, benefiting from the contribution of the English editor "Octopus" acquired last autumn and consolidated since January 1st, 2002.

- Hachette Filipacchi Médias continues to suffer from a difficult, but slightly recovering, advertising market in the United States, whereas the European and Japanese markets remain relatively stable. In total, on a comparable basis, the Sept. 2002 YTD sales declined by about 3%.
  Finally, the Hachette Filipacchi Médias revenue no longer includes the contribution of the French and Belgium printing activities which were deconsolidated as of December 31, 2001.

- In terms of advertising activity, the Radio business continues to be effected by low visibility. On a comparable basis, total Lagardere Active branch sales recorded a material increase for the first three quarters 2002. This growth comes, essentially, from the good performance recorded during the third quarter by all of the Lagardere Active business segments.
  On an unadjusted basis, the published sales for the prior exercise include the period from October 2000 to June 2001 for Lagardere Active Broadcast while on a comparable basis, the period from January to September 2001 was used.

"Matra Automobile" sales declined by 20.8%. The *Espace* minivan is experiencing a significant erosion of its market share that is typical for a model that has reached the end of its cycle. In a commercial launch phase for most of the first half 2002, the new *Avantime* vehicle sales were also limited during the first five months of 2002 to the single V6 manual transmission model. The product range was broadened since June with the introduction of the 2.0T 16V turbo model as well as the 2.2Ci diesel model. Although they potentially represent a significant portion of the product mix, these new models have not yet accelerated the sales.

Revenue for the **"EADS"** line represent 15.10% of EADS sales.

In accordance with the French accounting standards used by Lagardère SCA, when hedging against exchange rate fluctuations, sales generated in foreign currencies are converted at a rate determined by the hedging instrument (rather than the current exchange rate).

September 2002 YTD EADS revenue is in line with its 2002 target of reaching a level close to 2001. The slight decline as of September 30, 2002 comes, as expected, from the Airbus branch which sold 219 aircrafts versus 236 last year.

Paris, November 13, 2002

Press Contacts

Thierry Funck-Brentano	Tel. 33 1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	Tel. 33 1 40 69 16 72	amolinie@lagardere.fr

Investor Relation Contact

Alain Lemarchand	Tel. 33 1 40 69 18 02	alemarchand@lagardere.fr